Musiversal

3,398 followers

+ Follow

View full page

Musiversal
3,398 followers
6mo •

+ Follow •••

This time around, rather than sharing the fruits of our growth and our labour with a small group of millionaire angel investors, we want to thank our own community for being loyal users and fans by giving you a piece of the pie. We can't wait to go on this ride with you! 🚀

Reserve your spot* here today: wefunder.com/musiversal

#musiversal #musicstartup #crowdfunding

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Musiversal's
Crowdfunding
Why are we crowdfunding?
It's an amazing way to tighten our relationship with the music community.

Home My Network Jobs


We'll be able to hire more musicians and grow 4x in the next 12 months.
Place Musiversal in a really strong position to raise a significant Series A investment round next year!
Musiversal's Crowdfunding
Invest in the future of music production!
wefunder.com/musiversal

11

Reactions



+3

Like Comment Repost Send

Add a comment...

Similar pages

Replai
Computer Software
11-50 employees
+ Follow

Didimo
Entertainment
11-50 employees
+ Follow

Kitch
Computer Software
11-50 employees